FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 000-29880

Virginia Mines Inc.

200-116 St-Pierre

Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: September 27, 2012

Table of Contents

Press Release September 27, 2012

VIRGINIA AND FRANCO NEVADA JOINTLY ACQUIRE THE INITIAL ROYALTY ON THE EASTMAIN PROPERTY

Virginia Mines Inc. (“Virginia”) is pleased to announce that it has acquired from CBay Minerals Inc. (“CBay”), jointly with Franco-Nevada Corporation (“Franco-Nevada”), a 2% NSR royalty on the initial 250,000 ounces produced from the Eastmain Property, which consists of a mining lease and 152 claims. The Property is located in the James Bay region, province of Quebec and is host to the Eastmain gold deposit.

CBay is a privately-held company owned by Nuinsco Resources Inc. and Ocean Partners Investments Ltd.

The acquisition was made for a total cash consideration of $450,000.

Virginia and Franco-Nevada share a 2% NSR, which shall be increased by 15% (2.3% NSR) if the gold price is equal or higher than US$750 per ounce.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $41.2 million as at May 31, 2012, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 15 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President

200-116 St-Pierre Quebec, QC G1K 4A7 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.